FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Proposed dividend distribution for 2004	3

Further to the information made public by TELEFÓNICA, S.A. as reports of significant events on July 23rd and October 10th, 2003 in relation to the proposed dividend distribution of 0.40 euros per share which the TELEFÓNICA, S.A. Board of Directors intends, upon prior fulfilment of the applicable statutory and bylaw provisions, to bring before the shareholders for approval at the 2004 Annual General Meeting, TELEFÓNICA, S.A. hereby

REPORTS

That, for the sake of greater transparency and certainty in financial markets, the TELEFÓNICA, S.A. Board of Directors understands, as discussed at its meeting today, that the proposal to the General Meeting will be for the aforesaid dividend to be distributed in two payments of identical amounts (0.20 euros per share in each), the first on May 14th, 2004 and the second on November 12th, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 17th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors